UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF September 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 17, 2025, XINYUAN Real Estate, Co., Ltd, (“Company”) submitted a letter of appeal to The New York Stock Exchange (“NYSE”, the “Exchange”) along the payment of the delisting appeal fee, to formally appeal the Exchange’s delisting determination on September 3rd, based on an equity investment in the Company by an existing major shareholder.

In its appeal letter, the Company requested an opportunity to present the Company’s case directly to Committee of the Board of Directors of the NYSE . The Company will make subsequent disclosures of this appeal process, as needed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: September 19, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer